Exhibit 2.1
AGREEMENT AND PLAN OF MERGER

OF

SILVER HORN MINING LTD., A DELAWARE CORPORATION

AND

GREAT WEST RESOURCES, INC., A NEVADA CORPORATION

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) dated as of March 28, 2014, made and entered into by and between Silver Horn Mining Ltd., Inc., a Delaware corporation (“Silver Horn”), and Great West Resources, Inc., a Nevada corporation (“Great West”), which corporations are sometimes referred to herein as the “Constituent Corporations.”

W I T N E S S E T H:

WHEREAS, Silver Horn is a corporation organized and existing under the laws of the State of Delaware, having been reincorporated on March 2, 2010 under the laws of the State of Delaware under the Delaware General Corporation Law (the “DGCL”);

WHEREAS, Great West, a wholly-owned subsidiary of Silver Horn, is a corporation existing under the laws of the State of Nevada, having been incorporated on January 22, 2014 under the laws of the State of Nevada under the Nevada Revised Statutes (the “NRS”);

WHEREAS, the respective Boards of Directors of Silver Horn and Great West have determined that it is desirable to merge Silver Horn with and into Great West and that Great West shall be the surviving corporation (the “Merger”); and

WHEREAS, the Constituent Corporations intend by this Agreement to effect a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, Silver Horn and Great West hereto agree as follows:

ARTICLE I
MERGER

The Merger shall become effective upon the acceptance of the filing of the Articles of Merger with the Secretary of State of the State of Nevada and the acceptance of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Date”). On the Effective Date, Silver Horn shall be merged with and into Great West, the separate existence of Silver Horn shall cease and Great West (hereinafter sometimes referred to as the “Surviving Corporation”) shall continue to exist under the name of Great West Resources, Inc. by virtue of, and shall be governed by, the laws of the State of Nevada.

ARTICLE II
ARTICLES OF INCORPORATION OF SURVIVING CORPORATION

The name of the Surviving Corporation shall be “Great West Resources, Inc.”  The Articles of Incorporation of the Surviving Corporation, attached hereto as Exhibit A, as in effect on the date hereof, shall be the Articles of Incorporation of Great West (the “Great West Charter”) without change, unless and until amended in accordance with Article VIII of this Agreement or otherwise amended in accordance with applicable law.

ARTICLE III
BYLAWS OF THE SURVIVING CORPORATION

The Bylaws of the Surviving Corporation, as in effect on the date hereof shall be the Bylaws of Great West (the “Great West Bylaws”) without change, unless and until amended in accordance with Article VIII of this Agreement or otherwise amended in accordance with applicable law.

ARTICLE IV
EFFECT OF MERGER ON STOCK OF CONSTITUENT CORPORATIONS

4.1 Conversion of Silver Horn Securities.  On the Effective Date, by virtue of the Merger and without any further action on the part of the Constituent Corporations or their shareholders:

(a) Each share of common stock, par value $0.0001 per share, of Silver Horn (the “Silver Horn Common Stock”) issued and outstanding immediately prior to the Effective Date shall be changed and converted into 1/150th fully paid and nonassessable shares of common stock, par value $0.0001 per share, of Great West (the “Great West Common Stock”);

(b) Each share of Silver Horn Series A Convertible Preferred Stock, par value $0.0001 per share (the “Silver Horn Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Date shall be changed and converted into 1/150th fully paid and nonassessable shares of the Series A Convertible Preferred Stock, par value $0.0001 per share, of Great West (the “Great West Series A Preferred Stock”);

(c) Each share of Silver Horn Series D Convertible Preferred Stock, par value $0.0001 per share (the “Silver Horn Series D Preferred Stock” and, together with the Silver Series A Preferred Stock, the “Silver Horn Preferred Stock”) issued and outstanding immediately prior to the Effective Date shall be changed and converted into 1/150th fully paid and nonassessable shares of the Series B Convertible Preferred Stock, par value $0.0001 per share, of Great West (the “Great West Series B Preferred Stock” and, together with the Great West Series A Preferred Stock, the “Great West Preferred Stock”);

(d) All options to purchase shares of Silver Horn Common Stock that are issued and outstanding immediately prior to the Effective Date shall be changed and converted into equivalent options to purchase 1/150th of a share of Great West Common Stock at an exercise price of $0.0001 per share;

 (e) All warrants to purchase shares of Silver Horn Common Stock that are issued and outstanding immediately prior to the Effective Date shall be changed and converted into equivalent warrants to purchase 1/150th of a share of Great West Common Stock at 150 times the exercise price of such converted warrants;

(f) Each share of Great West Common Stock issued and outstanding immediately prior to the Effective Date shall be canceled and returned to the status of authorized but unissued Great West Common Stock.

4.2 Fractional Interests.  In lieu of issuing fractional shares of Great West Common Stock or Great West Preferred Stock or options or warrants to purchase fractional shares of Great West Common Stock, to the extent that a holder’s shares of Silver Horn Common Stock, Silver Horn Series A Preferred Stock or Silver Horn Series D Preferred Stock, when aggregated together with shares of the same class, do not convert to whole shares of Great West Common Stock, Great West Series A Preferred Stock or Great West Series B Preferred Stock, as applicable, the resulting fractional shares shall be rounded up to the closest full share, and all options and warrants to purchase fractional shares of Great West Common Stock shall be rounded up to purchase the next full share of Great West Common Stock.  For example, a holder of 6,000,000 shares of Silver Horn Common Stock, 150,000 shares of Silver Horn Series A Preferred Stock, 40,000 shares of Silver Horn Series D Preferred Stock, options to purchase 4,500,000 shares of Silver Horn Common Stock and warrants to purchase 2,000,000 shares of Silver Horn Common Stock would receive 40,000 shares of Great West Common Stock, 1,000 shares of Great West Series A Preferred Stock, 267 shares of Great West Series B Preferred Stock, options to purchase 30,000 shares of Great West Common Stock and warrants to purchase 13,333 shares of Great West Common.

4.3 Stock Certificates.  After the Effective Date, (i) certificates representing shares of Silver Horn Common Stock will represent shares of Great West Common Stock, (ii) certificates representing shares of Silver Horn Series A Preferred Stock will represent shares of Great West Series A Preferred Stock and (iii) certificates representing shares of Silver Horn Series D Preferred Stock will represent shares of Great West Series B Preferred Stock, and without surrender of the same to the transfer agent for Silver Horn, who also shall serve as the transfer agent for Great West, the holder thereof shall be entitled to receive a certificate or certificates representing the number of shares of Great West Common Stock, Great West Series A Preferred Stock or Great West Series B Preferred Stock into which such shares of Silver Horn Common Stock, Silver Horn Series A Preferred Stock and Silver Horn Series D Preferred Stock shall have been converted pursuant to Section 4.1 above.

ARTICLE V
CORPORATE EXISTENCE, POWERS AND LIABILITIES OF THE SURVIVING
CORPORATION

5.1 Effects of the Merger.  On the Effective Date, the separate existence of Silver Horn shall cease. Silver Horn shall be merged with and into Great West, the Surviving Corporation, in accordance with the provisions of this Agreement. Thereafter, Great West shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and shall be subject to all the restrictions, disabilities and duties of each of the parties to this Agreement; all singular rights, privileges, powers and franchises of Silver Horn and Great West, and all property, real, personal and mixed and all debts due to each of them on whatever account, shall be vested in Great West; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter the property of Great West, the Surviving Corporation, as they were of the respective constituent entities, and the title to any real estate, whether by deed or otherwise, vested in Silver Horn and Great West, or either of them, shall not revert or be in any way impaired by reason of the Merger, but all rights of creditors and all liens upon the property of the parties hereto, shall be preserved unimpaired, and all debts, liabilities and duties of Silver Horn shall thenceforth attach to Great West, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

5.2  Silver Horn 2014 Equity Incentive Plan. Great West will assume all of the obligations of Silver Horn under the Silver Horn Mining Ltd. 2014 Equity Incentive Plan (the “Silver Horn Plan”) with respect to which any employee rights or accrued benefits are outstanding under the Silver Horn Plan as of the Effective Date.  The Silver Horn Plan as in effect on the date hereof shall be the Great West Resources, Inc. 2014 Equity Incentive Plan without change, unless and until amended in accordance with applicable law

5.3 Further Assurances.  Silver Horn agrees that it will execute and deliver, or cause to be executed and delivered, all such deeds and other instruments and will take or cause to be taken such further or other action as the Surviving Corporation may deem necessary in order to vest in and confirm to the Surviving Corporation title to and possession of all the property, rights, privileges, immunities, powers, purposes and franchises, and all and every other interest of Silver Horn and otherwise to carry out the intent and purposes of this Agreement.

ARTICLE VI
OFFICERS AND DIRECTORS OF SURVIVING CORPORATION

6.1 Directors. The directors of Silver Horn immediately preceding the Effective Date shall continue to be the directors of the Surviving Corporation on and after the Effective Date to serve until the expiration of their terms or until their successors are duly elected and qualified.

6.2 Vacancies.  If upon the Effective Date, a vacancy shall exist in the Board of Directors of the Surviving Corporation, such vacancy shall be filled in the manner provided by the Great West Bylaws.

6.2 Officers. The officers of Silver Horn immediately preceding the Effective Date shall continue to be the officers of the Surviving Corporation on and after the Effective Date to serve until their successors are duly elected and qualified.

ARTICLE VII
DISSENTING SHARES

Holders of Silver Horn securities who have complied with all requirements for perfecting their rights of appraisal set forth in Section 262 of the DGCL shall be entitled to their rights under Delaware law with payments to be made by the Surviving Corporation.

ARTICLE VIII
AUTHORIZATION OF OFFICERS AND AMENDMENT

8.1 Authorization of Officers.  Promptly after the approval of this Agreement by the requisite number of shareholders of Silver Horn, the respective Boards of Directors of Silver Horn and Great West will cause their duly authorized officers to make and execute Articles of Merger and a Certificate of Merger or other applicable certificates or documentation effecting this Agreement and shall cause the same to be filed with the Department of State of Nevada and Secretary of State of Delaware, respectively, in accordance with the NRS and the DGCL.

8.2 Amendment.  At any time prior to the Effective Date, this Plan of Merger may be amended in any manner as may be determined in the judgment of the respective Boards of Directors of Silver Horn and Great West to be necessary, desirable or expedient in order to clarify the intention of the parties hereto or to effect or facilitate the purpose and intent of this Plan of Merger; provided, however, that an amendment made subsequent to the adoption and approval of this Plan of Merger by the shareholders of any Constituent Corporation shall not do any of the following: (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of such Constituent Corporation; (2) alter or change any term of the Articles of Incorporation of the Surviving Corporation to be effected by the Merger; or (3) alter or change any of the terms and conditions of this Plan of Merger if such alteration or change would adversely affect the holders of any class or series thereof of such Constituent Corporation.

ARTICLE IX
TERMINATION OF MERGER

This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date, whether before or after shareholder approval of this Agreement, by the consent of either or both of the Boards of Directors of Silver Horn and Great West.

ARTICLE X
MISCELLANEOUS

10.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to its principles of conflicts of law.

10.2 Expenses. If the Merger becomes effective, the Surviving Corporation shall assume and pay all expenses in connection therewith not theretofore paid by the respective parties. If for any reason the Merger shall not become effective, Silver Horn shall pay all expenses incurred in connection with all the proceedings taken in respect of this Merger Agreement or relating thereto.

10.3 Counterparts. This Merger Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

SILVER HORN MINING LTD.,
a Delaware corporation

By	/s/ Patrick Avery
Patrick Avery
Chief Executive Officer

GREAT WEST RESOURCES, INC.,
a Nevada corporation

By	/s/ Patrick Avery
Patrick Avery
Chief Executive Officer